BAE SYSTEMS

82-3138

03 JUL 21 7:21

03045699

PROCESSED

APR 16 2004

THOMSON FINANCIAL

With Compliments

BAE SYSTEMS plc Stirling Square 6 Carlton Gardens London SW1Y 5AD United Kingdom
Telephone +44 (0) 1252 373232 Fax +44 (0) 1252 383991

SUPPL

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

BRANDES INVESTMENT PARTNERS, LLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT DISCLOSED OTHER THAN THAT THE REGISTERED HOLDERS ARE APPROXIMATELY 520 CUSTODIAN BANKS

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

NOT DISCLOSED. FIGURES GIVEN AS AT 4 JULY 2003

dw 4/15

11. Date company informed

14 JULY 2003

12. Total holding following this notification

177,472,104 ORDINARY SHARES

39,555,106 AMERICAN DESPOSITARY RECEIPTS (representing 158,220,424 underlying ordinary shares)

13. Total percentage holding of issued class following this notification

11%

14. Any additional information

Notification received under s198 CA85

15. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

16. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of notification

14 JULY 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International Limited, Capital International

S.A., Capital International Inc., and Capital Research and Management Company.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:
State Street Nominees Ltd - 21,906,804
Bank of New York Nominees Ltd - 3,802,342
Chase Nominees Ltd - 75,422,982
BT Globenet Nominees Ltd - 1,562,991
Midland Bank plc - 28,748,333
Deutsche Bank Mannheim - 7,600
Bankers Trust - 7,444,333
Barclays Bank - 3,233,186
Citibank London - 2,707,538
Nortrust Nominees - 20,022,708
Royal Bank of Scotland - 105,200
MSS Nominees Ltd - 283,350
State Street Bank & Trust Co - 138,400
RBSTB Nominees Ltd - 7,700
Deutsche Bank AG - 6,300
HSBC Bank plc - 37,100
ROY Nominees Limited - 153,700
Mellon Nominees (UK) Limited - 2,427,809

Capital International Limited:
State Street Nominees Ltd - 2,404,800
Bank of New York Nominees - 16,277,415
Northern Trust - 1,285,925
Chase Nominees Ltd - 11,835,256
Midland Bank plc - 678,000
Bankers Trust - 4,783,700
Barclays Bank - 758,579
Citibank London - 926,700
Morgan Guaranty - 756,300
Nortrust Nominees - 10,317,938
Royal Bank of Scotland - 233,200
MSS Nominees Ltd - 811,900
State Street Bank & Trust Co - 1,301,700
Lloyds Bank - 435,500
Deutsche Bank AG - 2,378,407
HSBC Bank plc - 1,808,600

Mellon Bank N.A. - 763,203
Northern Trust AVFC - 294,300
KAS UK - 168,400
Mellon Nominees (UK) Ltd - 263,000
Bank One London - 1,027,222
Clydesdale Bank plc - 591,500

Capital International S.A.:
State Street Nominees Ltd - 124,900
Bank of New York Nominees - 427,147
Chase Nominees Ltd - 5,878,929
Credit Suisse London Branch - 257,200
Midland Bank plc - 1,140,000
Barclays Bank - 1,170,500
Citibank London - 297,000
Brown Bros - 77,700
Nortrust Nominees - 178,300
Morgan Stanley - 205,300
Royal Bank of Scotland - 5,206,194
MSS Nominees Ltd - 136,000
JP Morgan - 6,608,600
State Street Bank & Trust Co - 439,300
National Westminster Bank - 540,900
Lloyds Bank - 348,600
Vidacos Nominees Ltd - 424,405
RBSTB Nominees Ltd - 176,000
Citibank NA - 67,400
Deutsche Bank AG - 1,156,092
HSBC Bank plc - 1,406,800

Capital International, Inc:
State Street Nominees Ltd - 3,895,000
Bank of New York Nominees - 834,500
Chase Nominees Ltd - 4,007,500
Midland Bank plc - 228,300
Deutsche Bank Mannheim - 57,100
Bankers Trust 14,800
Citibank London - 99,500
Nortrust Nominees - 1,818,299
Royal Bank of Scotland - 226,500
State Street Bank & Trust Co - 477,100
RBSTB Nominees Ltd - 42,800
Citibank NA - 388,500
Deutsche Bank AG - 44,700
Chase Manhattan Nominee Ltd - 25,100
HSBC Bank plc - 176,900

Capital Research and Management Company:
Chase Nominees Limited - 38,174,532

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

Not disclosed. Figures given as at 10 July 2003

11. Date company informed

14 July 2003

12. Total holding following this notification

304,898,319 ordinary shares

13. Total percentage holding of issued class following this notification

9.967%

14. Any additional information

Notification received under s198 CA85

15. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

16. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of notification

14 July 2003

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

BAE SYSTEMS plc

2. Name of scheme

BAE Share Option Plan 2001
(Options granted 2001 onwards)

3. Period of return:

From 1 January 2003 To 30 June 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

10,945,854

5. Number of shares issued / allotted under scheme during period:

NIL

6. Balance under scheme not yet issued / allotted at end of period

10,945,854

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

10,945,854 Jan 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,060,071,396

Contact for queries

Name Simone Barratt

Address Stirling Square, 6 Carlton Gardens, London SW1Y 5AD

Telephone 01252 383945

Person making the return

Name David Parkes

Position Company Secretary

Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

BAE SYSTEMS plc

2. Name of scheme

BAE JV Share Option Plan 2001
(Options granted 2001 onwards)

3. Period of return:

From 1 January 2003 To 30 June 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,925,060

5. Number of shares issued / allotted under scheme during period:

NIL

6. Balance under scheme not yet issued / allotted at end of period

2,925,060

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,925,060 Jan 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,060,071,396

Contact for queries

Name Simone Barratt

Address Stirling Square, 6 Carlton Gardens, London SW1Y 5AD

Telephone 01252 383945

Person making the return

Name David Parkes

Position Company Secretary

Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

BAE SYSTEMS plc

2. Name of scheme

EXSOS 1983
(Options granted to 1993)

3. Period of return:

From 1 January 2003 To 30 June 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

243,700

5. Number of shares issued / allotted under scheme during period:

NIL

6. Balance under scheme not yet issued / allotted at end of period

243,700

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,612,696 (as 1,403,174 10 p ords) (20 August 1997)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,060,071,396

Contact for queries

Name Simone Barratt

Address Stirling Square, 6 Carlton Gardens, London SW1Y 5AD

Telephone 01252 383945

Person making the return

Name David Parkes

Position Company Secretary

Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

BAE SYSTEMS plc

2. Name of scheme

BAE SYSTEMS Executive Share Option Scheme 1993
(Options granted 1994 to 2000)

3. Period of return:

From 1 January 2003 To 30 June 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

13,101,307

5. Number of shares issued / allotted under scheme during period:

143,034

6. Balance under scheme not yet issued / allotted at end of period

12,958,273

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

24,776,492 between April 1996 and April 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,060,071,396

Contact for queries

Name Simone Barratt

Address Stirling Square, 6 Carlton Gardens, London SW1Y 5AD

Telephone 01252 383945

Person making the return

Name David Parkes

Position Company Secretary

Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

BAE SYSTEMS plc

2. Name of scheme

BAE SYSTEMS Joint Venture SAYE Share Option Scheme 1998
(Options granted 1998 onwards)

3. Period of return:

From 1 January 2003 To 30 June 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

5,823,931

5. Number of shares issued / allotted under scheme during period:

28,249

6. Balance under scheme not yet issued / allotted at end of period

5,795,682

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

5,973,931 (Nov 1998 to Apr 2000)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,060,071,396

Contact for queries

Name Simone Barratt

Address Stirling Square, 6 Carlton Gardens, London SW1Y 5AD

Telephone 01252 383945

Person making the return

Name David Parkes

Position Company Secretary

Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

BAE SYSTEMS plc

2. Name of scheme

BAE SYSTEMS Joint Venture Executive Share Option Scheme 1998
(Options granted 1998 to 2000)

3. Period of return:

From 1 January 2003 To 30 June 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

797,679

5. Number of shares issued / allotted under scheme during period:

NIL

6. Balance under scheme not yet issued / allotted at end of period

797,679

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

860,209 (Nov 1999 to Apr 2000)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,060,071,396

Contact for queries

Name Simone Barratt

Address Stirling Square, 6 Carlton Gardens, London SW1Y 5AD

Telephone 01252 383945

Person making the return

Name David Parkes

Position Company Secretary

Signature

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

BAE SYSTEMS plc

2. Name of scheme

BAE SYSTEMS SAYE Share Option Scheme 1993
(Options granted to 2002)

3. Period of return:

From 1 January 2003 To 30 June 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

48,872,202

5. Number of shares issued / allotted under scheme during period:

651,433

6. Balance under scheme not yet issued / allotted at end of period

48,220,769

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

84,028,260 (Dec 1994 to Apr 2000)

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,060,071,396

Contact for queries

Name Simone Barratt

Address Stirling Square, 6 Carlton Gardens, London SW1Y 5AD

Telephone 01252 383945

Person making the return

Name David Parkes

Position Company Secretary

Signature